Exhibit 99.1

Richmont Achieves Revised Annual Operational Guidance and Delivers Record Production

Island Gold Mine Exceeds Revised Annual Operational Guidance

TORONTO, Jan. 17, 2017 /CNW Telbec/ - Richmont Mines Inc. (TSX: RIC) (NYSE MKT: RIC) ("Richmont" or the "Corporation"), reports record company-wide production of 104,050 ounces of gold, at cash costs of $908 per ounce (US$685 per ounce), within the positively revised operational guidance announced on September 12, 2016. The strong operational performance was supported by record annual production of 83,323 ounces of gold from the Island Gold Mine, a 51% increase over 2015, at cash costs of $779 per ounce (US$587 per ounce), exceeding the revised production and cash cost guidance for the year. (All amounts are in Canadian dollars unless otherwise indicated.)

FOURTH QUARTER AND ANNUAL HIGHLIGHTS:

•	Company-wide production was 29,505 ounces of gold (27,759 ounces sold) for the quarter, which contributed to record annual production of 104,050 ounces of gold (102,660 ounces sold), achieving the high end of revised production guidance for the year. The solid quarterly and annual performance was driven by production from the cornerstone Island Gold Mine of 24,086 ounces of gold (22,422 ounces sold) for the quarter and 83,323 ounces of gold (82,273 ounces sold) for the year, a 51% increase over 2015, exceeding revised production guidance for the year.
•	Company-wide cash costs[1] for the quarter were $952 per ounce (US$714 per ounce) and $908 per ounce (US$685 per ounce) for 2016, in-line with revised cash cost guidance for the year.
•	Cash costs for the Island Gold Mine were $826 per ounce (US$619 per ounce) for the quarter and $779 per ounce (US$587 per ounce) for 2016, below revised guidance for the year and a 24% reduction over 2015.
•	Richmont reported fourth quarter revenues of $44.2 million ($US33.1 million) and record annual revenues of $168.7 million (US$127.3 million).
•	Richmont ended the quarter with a strong cash balance of approximately $75.1 million (US$55.9 million) that is expected to fully support the Corporation's organic growth strategy.
•	During the quarter, Richmont received the required permit amendments that allow for ore mining and processing rate increases to an average of 1,100 tonnes per day as contemplated in the Preliminary Economic Assessment ("PEA") that is currently under review.

"The Island Gold Mine has once again delivered another consecutive year of production growth and improved productivity that has exceeded expectations. This solid performance from Island Gold has contributed to the best ever production results in Richmont's history," commented Renaud Adams, President and CEO. "We begin 2017 with the Island Gold mine and mill operating at, or above, the increased base case productivity level of 900 tonnes per day, positioning the operation for another year of strong operational performance. We will also continue to evaluate a potential, fully permitted expansion to 1,100 tonnes per day that requires minimal capital investment. We are looking forward to another year of creating value for our shareholders by continuing our disciplined focus on quality production that drives positive cash flow streams."

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[1] Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.

Fourth quarter operational highlights for the Island Gold and Beaufor Mines are provided in the tables below:

Production Highlights

	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16	Q4 16	2016	2016 Revised Guidance
Gold Produced (oz)
Island Gold Mine	15,076	14,203(1)	26,589	18,617	14,031(3)	24,086	83,323	75,000-80,000
Beaufor Mine	5,714	5,652	4,615	4,703	4,825	5,419	20,727(4)	23,000-26,000(4)
Monique Mine	2,688	2,525	1,165(2)	-	-	-
Total Produced (oz)	23,478	22,380	32,369	23,320	18,856	29,505	104,050	98,000-106,000
(1)	Q4 2015 production includes a 3 week underground mine shutdown.
(2)	Processing of the remaining stockpile pad at the depleted Monique Mine was completed at the end of January 2016.
(3)	Q3 2016 production includes a 16-day underground mine shutdown and a 25-day mill shutdown.
(4)	Includes production from the Beaufor and Monique mines.

Cash Cost Highlights

	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16	Q4 16	2016	2016 Revised Guidance
Cash Costs ($)(1)
Island Gold Mine	$883	$1,019	$667	$757	$947	$826	$779	$800-$840
Beaufor Mine	$972	$1,081	$1,396	$1,484	$1,408	$1,480	$1,429(3)	$1,150-$1,300(3)
Monique Mine	$1,002	$974	$1,182	-	-	-
Total Cash Costs ($)(1)	$921	$1,028	$800	$895	$1,054	$952	$908	$885-$945
Cash Costs (US$)(1)(2)
Island Gold Mine	$675	$763	$486	$588	$726	$619	$587	$610-$640
Beaufor Mine	$742	$810	$1,017	$1,152	$1,080	$1,110	$1,079(3)	$875-$1,000
Monique Mine	$766	$729	$861	-	-	-
Total Cash Costs (US$)(1)(2)	$703	$770	$583	$695	$808	$714	$685	$675-$720
(1)	Refer to the Non-IFRS Performance Measures disclosure presented at the end of this press release.
(2)	The revised guidance assumes an exchange rate of 1.33 for January to June and 1.30 for July to December.
(3)	Includes cash costs from the Beaufor and Monique mines.

Operational Highlights

	Q3 15	Q4 15	Q1 16	Q2 16	Q3 16	Q4 16
	Island Gold Mine
Underground tpd	669	657(1)	853	911	735(2)	977
Mill tpd	722	656(1)	834	878	640(2)	903
Mill head grade (g/t)	7.27	7.62	11.31	7.51	7.70	9.31
	Beaufor Mine
Underground tpd	338	306	323	286	282	302
Mill head grade (g/t)	5.93	6.30	4.96	5.27	5.62	6.16
(1)	Q4 2015 underground productivity includes a 3 week mine shutdown and a 2 week mill shutdown.
(2)	Q3 2016 productivity includes a 16-day underground mine shutdown and a 25-day mill shutdown.

Island Gold Mine Highlights

•	Production for the quarter was 24,086 ounces of gold (22,422 ounces sold) and 83,323 ounces of gold (82,273 ounces sold) for the year, a 51% increase over 2015, exceeding revised production guidance for the year.
•	Cash costs for the quarter were $826 per ounce (US$619 per ounce). Cash costs for 2016 were $779 per ounce (US$587 per ounce), below revised guidance for the year and a reduction of 24% over 2015.
•	Underground mine and mill productivities for the quarter averaged 977 and 903 tonnes per day, respectively, in-line with the 2017 production scenario considered in the PEA that is currently under review.
•	During the quarter, long-hole stope mining began in the eastern and western extensions of the second mining horizon and development in ore began in the higher-grade third mining horizon.
•	The development of the main ramp continued and reached a vertical depth of 846 metres at the end of the quarter. It is expected that the ramp will reach the bottom of the higher-grade third mining horizon at the 860 metre level in the first quarter of 2017.
•	Mill head grade for the quarter was 9.31 g/t, an increase over the prior two quarters, primarily due to the increased contribution of higher-grade ore from the third mining horizon and a positive grade reconciliation of 10% (mined vs. December 31, 2015 Mineral Reserves).
•	During the quarter, Richmont received the required permit amendments that allow for ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the PEA that is currently under review.

Beaufor Mine Highlights

•	Production for the quarter increased over prior quarters to 5,419 ounces of gold (5,337 ounces sold) at cash costs of $1,480 per ounce (US$1,110 per ounce). Underground productivity increased over the prior two quarters to an average of 302 tonnes per day at a higher mill head grade of 6.16 g/t (8.78 g/t in December) as a result of improved mobile equipment availability and increased stope mining activities in the higher-grade Q Zone. For 2016, the mine produced 19,562 ounces of gold (19,216 ounces sold) at cash costs of $1,444 per ounce (US$1,090 per ounce).
•	Grades and underground productivity are expected to continue to increase in future quarters as a greater proportion of stope mining is planned from the higher grade Q Zone and mobile equipment capacity continues to be improved.
•	Annual production for the Quebec Division, which includes the Beaufor and Monique Mines, was 20,727 ounces of gold at cash costs of $1,429 per ounce (US$1,079 per ounce), underperforming revised guidance for the year.

Upcoming News

•	2016 Reserve and Resource Update (early February)
•	2017 Operational Outlook (early February)
•	Q4 and Annual Financial Results (February 21)
•	Exploration Update (Q1 2017)
•	PEA Results (Q2 2017)

Non-International Financial Reporting Standards ("IFRS") Performance Measures

In this press release, the term "cash costs per ounce" is used, which is a non-IFRS performance measure, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. "Cash costs per ounce" is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interests on capital leases, capital expenditures and exploration and project evaluation costs.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC. The requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the Canadian Securities Administrators differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC").

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

National Instrument 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by NI 43-101.

SOURCE Richmont Mines

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 06:30e 17-JAN-17